UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2006

or

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 400

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AMERICANWEST BA NK 401(K) RETIREMENT SAVINGS PLAN

INDEX

Page
Signatures	3
Financial Statements	F-1–F-12

Attached are the Plan’s financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

June 28, 2007	By:	/s/ Patrick J. Rusnak
Patrick J. Rusnak
Executive Vice President and Chief Operating Officer Plan Sponsor and Plan Administrator

3

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

AmericanWest Bank 401(k) Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

June 21, 2007

Spokane, Washington

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005
Assets

Investments, at fair value
Cash and cash equivalents	$81,299	$61,535
Mutual funds	9,875,573	6,547,539
Common collective trust	1,013,339	819,668
Common stock of AmericanWest Bancorporation	4,530,545	1,008,717

Total investments	15,500,756	8,437,459

Net assets available for benefits at fair value	15,500,756	8,437,459

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,537	16,462

Net assets available for benefits	$15,520,293	$8,453,921

See accompanying summary of accounting policies and notes to financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2006	2005
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$722,455	$428,881
Interest and dividends	617,774	352,834

	1,340,229	781,715

Contributions:
Employer	518,425	448,579
Participants’	1,191,184	973,477
Rollovers from qualified plans	500,819	365,973

	2,210,428	1,788,029

Total additions to net assets	3,550,657	2,569,744

Deductions from net assets attributed to:
Benefits paid to participants	1,757,647	977,350
Administrative expenses	55,107	32,933

Total deductions from net assets	1,812,754	1,010,283

Net increase in net assets available for benefits	1,737,903	1,559,461

Transfer of assets from another plan	5,328,469	—

Net assets available for benefits:
Beginning of year	8,453,921	6,894,460

End of year	$15,520,293	$8,453,921

See accompanying summary of accounting policies and notes to financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition	The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Risks and Uncertainties

The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications	Certain amounts in the December 31, 2005, financial statements have been reclassified to conform to the 2006 presentation due to the retroactive application of the FSP.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

1. Plan Description

The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2004. The name of the Plan was changed from AmericanWest Bank Profit Sharing 401(k) Plan to AmericanWest Bank 401(k) Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by AmericanWest Bank (Bank) and administered by an outside party. The Plan has two features: a profit sharing feature and a salary deferral feature.

Participation and Vesting

The Plan provides for employees to be eligible to participate in the Plan after completing 6 months of service and attaining the age of 18. In addition, the Plan includes a safe harbor contribution by which participant deferrals are matched 100% on deferrals up to 3% of participant compensation and 50% from 3% to 5% of participant compensation. Both employee deferrals and employer matching contributions are immediately 100% vested.

Contributions

Profit sharing contributions are made from Bank profits at the discretion of the Bank. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to 50% of the participants’ compensation, subject to statutory maximums. Participants direct all contributions into the investment options covered under the Plan. The Bank made matching contributions of $518,425 during 2006 and $448,579 during 2005.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payments of Benefits

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Forfeitures

Employees are immediately 100% vested, and therefore, there are no forfeitures as of December 31, 2006 or 2005. However, for the Plan years ended 2006 and 2005, $47,515 and $16,536 of forfeitures were used to reduce employer contributions, respectively. The amounts related to forfeitures in 2006 relate to unvested participant balances forfeited from other qualified plans transferred into the Plan. The forfeitures in 2005 relate to unvested participant accounts forfeited in the Plan from the year ended December 31, 2004, prior to the Plan amendment to allow 100% immediate vesting.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan.

2. Investments	Individual investments that represent 5% or more of net assets available for benefits are as follows:

December 31,	2006	2005
Common Stock of AmericanWest Bancorporation	$4,530,545	$1,008,717
DFA Intl Small Cap Value Portfolio	$1,994,747	$1,264,717
Dodge & Cox Stock Fund	$1,520,600	$937,150
Growth Fund of America	$1,271,726	$832,604
Vanguard Interm-Term Bond Index	$1,142,156	$775,407
JP Morgan Mid-Cap Value Fund	$1,052,747	$720,039
DFA US Small Cap Value Portfolio	$1,034,849	$666,397
Gartmore Morley Stable Value Fund	$1,013,339	$819,668
T Rowe Price Mid Capital Growth Fund	$960,967	$678,609
Buffalo Small Cap Fund	$897,781	$672,616

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated, respectively, as follows:

Years ended December 31,	2006	2005
Mutual Funds	$634,525	$266,849
Common Collective Trust	33,514	48,297
Common Stock of AmericanWest Bancorporation	54,416	113,735

	$722,455	$428,881

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

3. Related Party Transactions

Certain plan investments are money markets managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor; therefore, these transactions also qualify as party-in-interest transactions.

4. Tax Status

The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter 401(k) Retirement Savings Plan (the prototype plan of Sterling Trust Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Reconciliation Between Financial Statements and Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2006
Net assets available for benefits per the financial statements	$15,520,293
Adjustment to report collective trust fund at fair value	(19,537)
Benefits payable per 5500	(14,074)

Net assets available for benefits per the Form 5500	$15,486,682

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

The following is a reconciliation of increase in net assets per the financial statements to net income on the Form 5500:

Year ended December 31,	2006
Increase in net assets per the financial statements	$1,737,903
Subsequent distributions paid to participants	(14,074)
Adjustment relating to reporting collective trust fund at fair value	(3,075)

Total income per the Form 5500	$1,720,754

6. Plan Mergers

On April 25, 2006, the Board of Director’s passed a resolution to merge the AmericanWest Bancorporation Employee Stock Ownership Plan into the AmericanWest Bank 401(k) Retirement Savings Plan. All participants currently employed at the date of the merger were immediately 100% vested in their allocated shares. Employees that terminated employment prior to the merger date were still subject to the original five year cliff vesting terms. The assets of $4,706,058 were transferred into the Plan during 2006.

On March 15, 2006, AmericanWest Bancorporation acquired Columbia Trust Bancorp, and its principal operating subsidiary Columbia Trust Bank. The Columbia Trust Bank Employee Savings Plan was consolidated with the Plan during 2006. Total assets transferred to the Plan were $622,411.

7. Subsequent Event

On April 1, 2007, AmericanWest Bancorporation acquired Far West Bancorporation, and its principal operating subsidiary Far West Bank. On April 30, 2007, the AmericanWest Bank Board of Directors approved for the Far West Bank 401(k) Savings & Investment Plan to be merged into the Plan.

Supplemental Schedule

AmericanWest Bank

401(k) Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of year)

As of December 31, 2006

EIN:   91-1259511

Plan Number: 002

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AmericanWest Bancorporation	187,058 common stock shares	**	$4,530,545
	DFA Intl Small Cap Value Portfolio	94,943 mutual fund shares	**	1,994,747
	Dodge & Cox Stock Fund	9,909 mutual fund shares	**	1,520,600
	Growth Fund of America	38,938 mutual fund shares	**	1,271,726
	Vanguard Interm-Term Bond Index	111,430 mutual fund shares	**	1,142,156
	JP Morgan Mid-Cap Value Fund	40,289 mutual fund shares	**	1,052,747
	DFA US Small Cap Value Portfolio	35,032 mutual fund shares	**	1,034,849
	Gartmore Morley Stable Value Fund	50,416 units of common collective trust	**	1,013,339
	T Rowe Price Mid Capital Growth Fund	17,898 mutual fund shares	**	960,967
	Buffalo Small Cap Fund	33,325 mutual fund shares	**	897,781
*	Schwab Government Money Fund	81,299 money market fund units	**	81,299

				$15,500,756

*	A party in interest as defined by ERISA.
**	Cost omitted with respect to participant directed transactions under an individual account plan.